EXHIBIT 99.1

Lifeway Foods, Inc. Announces Third Quarter 2019 Results

Company Hosts Pre-Recorded Earnings Call & Webcast

Provides Fourth Quarter and Full Year Net Sales Outlook

Morton Grove, IL — November 14, 2019—Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the third quarter ended September 30, 2019.

“Our third quarter results reflect our commitment to our strategic long-term plan to meaningfully reinvigorate growth,” said Julie Smolyansky, CEO of Lifeway Foods, Inc. “While we continue to implement changes in our organizational structure to build for the future and create efficiencies, we also remain focused on increasing brand awareness, driving new product innovation and strengthening consumer loyalty. We are thrilled major retailers nationwide have chosen Plantiful to enhance their healthy consumable product offerings. We believe this increased distribution will lead to long-term sales growth in demographics previously unserved by Lifeway, and we look forward to adding new distribution in the future. In addition to Plantiful, we also have Kefir Minis that we expect to begin shipping at the end of the fourth quarter. Looking ahead to 2020 and beyond, we are committed to our strategic plan and confident about delivering improved financial results.”

Third Quarter Results

Net sales were $22.7 million for the third quarter of 2019, a decrease of 2.2% from $23.2 million in the second quarter of 2019.

Gross profit as a percentage of net sales was 22.8% for the third quarter of 2019, a decrease of 120 basis points from 24.0% for the second quarter of 2019. Gross profit percentage was 23.9% in prior year period. The decline versus the prior year was primarily due to the unfavorable impact of operating leverage that arises from lower net sales relative to fixed costs, partially offset by a reduction in variable costs. Additionally, depreciation expense increased reflecting the continued investment in manufacturing improvements.

Selling expenses decreased $0.5 million or 14.6% to $2.7 million for the third quarter of 2019 from $3.1 million during the same period in 2018. The decrease versus prior year primarily reflects a reduction in advertising and marketing programs with lower efficiency, and compensation savings from organizational changes made in 2018. Selling expenses as a percentage of net sales were 11.8% for the third quarter of 2019 compared to 12.8% for the same period in 2018.

General and administrative expenses decreased $0.4 million or 14% to $2.7 million for the third quarter of 2019 from $3.1 million during the same period in 2018. The decrease is primarily a result of lower compensation expenses due to organization changes made in 2018, lower incentive compensation, and lower professional fees, partially offset by increased legal expenses.

The effective income tax rate for the third quarter of 2019 was 19.3% compared to 20.9% in the same period last year. The decrease in the effective tax rate was primarily due to the non-deductible expense amounts being a higher percentage of pre-tax income, non-deductible compensation expense related to equity incentive awards, and adjustments to state income tax receivable. The decrease in the effective tax rate was partially offset due to separate state tax rates and a change in valuation allowance.

The Company reported a net loss of $(0.00) per diluted share for the third quarter of 2019, an increase from the net loss of $(0.01) per diluted share in the second quarter of 2019, and as compared to a net loss of $(0.5) million, or $(0.03) per diluted share, in the third quarter of 2018.

1

Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details will be available today at 5:00 p.m. ET. The webcast will be available over the Internet through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/. An audio replay will be available through November 28, 2019. North American listeners may dial 844-512-2921 and international listeners may dial 412-317-6671. The passcode is 1137085.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cupped kefir and cheese, frozen kefir, specialty cheeses, probiotic supplements and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy and non-dairy products are now sold across the United States, Mexico, Ireland and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

2

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	September 30, 2019 (Unaudited)	December 31, 2018
Current assets
Cash and cash equivalents	$5,512	$2,998
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,240 and $1,220 at September 30, 2019 and December 31, 2018 respectively	6,572	6,276
Inventories, net	6,758	5,817
Prepaid expenses and other current assets	1,477	1,077
Refundable income taxes	827	2,748
Total current assets	21,146	18,916

Property, plant and equipment, net	22,620	24,573
Operating lease right-of-use asset	839	–

Intangible assets
Goodwill & indefinite-lived intangibles	12,824	12,824
Other intangible assets, net	192	344
Total intangible assets	13,016	13,168

Other assets	165	150
Total assets	$57,786	$56,807

Current liabilities
Accounts payable	$6,968	$4,570
Accrued expenses	3,402	2,777
Accrued income taxes	63	106
Total current liabilities	10,433	7,453
Line of credit	4,224	5,995
Operating lease liabilities	527	–
Deferred income taxes, net	390	390
Other long-term liabilities	76	564
Total liabilities	15,650	14,402

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at September 30, 2019 and December 31, 2018, respectively	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,706 and 15,814 outstanding at September 30, 2019 and December 31, 2018, respectively	6,509	6,509
Paid-in capital	2,348	2,303
Treasury stock, at cost	(12,630)	(12,970)
Retained earnings	45,909	46,563
Total stockholders' equity	42,136	42,405

Total liabilities and stockholders' equity	$57,786	$56,807

3

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Net sales	$22,729	$24,480	$70,497	$80,318

Cost of goods sold	16,813	17,892	51,223	57,412
Depreciation expense	743	738	2,235	2,143
Total cost of goods sold	17,556	18,630	53,458	59,555

Gross profit	5,173	5,850	17,039	20,763

Selling expenses	2,679	3,136	8,509	10,537
General and administrative	2,710	3,150	9,100	9,851
Amortization expense	39	163	152	490
Total operating expenses	5,428	6,449	17,761	20,878

Loss from operations	(255)	(599)	(722)	(115)

Other income (expense):
Interest expense	(65)	(82)	(202)	(220)
Gain on sale of property and equipment	154	28	183	42
Other income, net	77	3	82	11
Total other income (expense)	166	(51)	63	(167)

Loss before provision for income taxes	(89)	(650)	(659)	(282)

Benefit for income taxes	(17)	(136)	(58)	(8)

Net loss	$(72)	$(514)	$(601)	$(274)

Loss per common share:
Basic	$(0.00)	$(0.03)	$(0.04)	$(0.02)
Diluted	$(0.00)	$(0.03)	$(0.04)	$(0.02)

Weighted average common shares:
Basic	15,740	15,872	15,761	15,886
Diluted	15,740	16,256	15,761	16,354

4

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2019	2018
Cash flows from operating activities:
Net loss	$(601)	$(274)
Adjustments to reconcile net loss to operating cash flow:
Depreciation and amortization	2,387	2,633
Bad debt expense	20	50
Reserve for inventory obsolescence	177	580
Stock-based compensation	714	827
Non-cash interest expense	17	9
Deferred revenue	(73)	(72)
(Gain) on sale of property and equipment	(183)	(42)
(Increase) decrease in operating assets:
Accounts receivable	(316)	553
Inventories	(1,118)	280
Refundable income taxes	1,921	(612)
Prepaid expenses and other current assets	(399)	(291)
Increase (decrease) in operating liabilities:
Accounts payable	2,397	(586)
Accrued expenses	53	(588)
Accrued income taxes	(43)	(121)
Net cash provided by operating activities	4,953	2,346

Cash flows from investing activities:
Purchases of property and equipment	(610)	(2,581)
Proceeds from sale of property and equipment	513	90
Purchase of investments	(15)	(500)
Net cash used in investing activities	(112)	(2,991)

Cash flows from financing activities:
Purchase of treasury stock	(538)	(1,309)
Borrowings under revolving credit facility	–	6,050
Repayment of line of credit	(1,789)	–
Payment of deferred financing costs	–	(69)
Repayment of notes payable	–	(6,279)
Net cash used in financing activities	(2,327)	(1,607)

Net increase (decrease) in cash and cash equivalents	2,514	(2,252)

Cash and cash equivalents at the beginning of the period	2,998	4,978

Cash and cash equivalents at the end of the period	$5,512	$2,726

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$(1,937)	$724
Cash paid for interest	$214	$189

Non-cash investing activities
Right-of-use assets recognized at ASU 2016-02 transition	$944	$–
Operating lease liability recognized at ASU 2016-02 transition	$997	$–
Right-of-use assets and operating lease liabilities recognized after ASU 2016-02 transition	$280	$–

5